October 2, 2006

Via facsimile to ((215) 413-8808) and U.S. Mail

Bart J. Colli, Esq.
Aramark Corporation
1101 Market Street
Philadelphia, PA  19107

Re:	Aramark Corporation
      Preliminary Schedule 14A
      Filed September 7, 2006
      File No. 001-16807

      Schedule 13E-3
      Filed September 7, 2006
      File No. 005-62375

Dear Mr. Colli:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. We note that RMK Acquisition is owned by GS Capital Partners V Fund, L.P., J.P. Morgan Partners (BHCA), L.P., CCMP Capital Investors
II, L.P., Thomas H. Lee Equity Fund VI, L.P., and Warburg Pincus Private Equity IX, L.P. We believe these entities are also engaged in the going private transaction. Please add them as filing persons on the Schedule 13E-3 or explain why they should not be so included.
See Section II.D.3 of the Division of Corporation Finance "Current Issues and Rulemaking Projects" outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.
2. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-
3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comment.
For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act
Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.
3. General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including those added in response to the preceding comments.
Provide also the disclosure required by Item 2(f) of Schedule 13E-
3.

Item 11.  Interest in Securities of the Subject Company
4. Refer to the preceding comments. Please disclose the information included in this Item and in Schedules I-VII in the document to be delivered to security holders. Refer to Rule 13e-3(e)(1).

Item 16.  Exhibits
5. We note that the debt commitment letter filed as an exhibit to this Schedule does not include the exhibits to that letter.
Please
refile this letter with all related exhibits.

Preliminary Schedule 14A
General
6. Please fill in the blanks in the proxy statement.

Cover page
7. Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-
6(e)(1) of Regulation 14A.
8. We note that L. Frederick Sutherland and other members of management may become investors in RMK Acquisition. Please disclose when Mr. Sutherland and management members will make their decision and whether the merger agreement provides a deadline for such decision. Also, provide us with your detailed legal analysis of whether Mr. Sutherland and management members who invest in RMK Acquisition would become filing persons of the Schedule 13E-3. Refer to our preceding comments.

Summary Term Sheet
9. We note your disclosure here and elsewhere in the proxy statement that the board of directors determined that "the merger agreement is advisable, fair to and in the best interests of the Company and its stockholders (other than the stockholders who invest in MergerCo or
Parent)." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note also that the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer. Also, please revise to specifically state that the board of directors` determination addresses both substantial and procedural fairness.

The Special Meeting - Required Vote, page 10
10. If either of the required votes is assured by virtue of the execution of the voting agreement, please state so.

Special Factors, page 14
11. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule
13e-3(e)(1)(ii).   Please revise the proxy statement to include
this
information in a "Special Factors" section in the beginning of the document.

Background of the Merger, page 14
12. With respect to the February 7, 2006 board meeting, please describe the "various competitive and industry developments reported by Mr. Neubauer.
13. Refer to your May 3, 2006 entry. Please explain who is Eminence
Capital and its relevance to your transaction.
14. Please tell us, with a view toward disclosure, whether Company A provided any reason for its decision not to submit a proposal following the June 25, 2006 communications between that company and your financial advisor.

Reasons for the Merger, page 23
15. We note that the special committee considered the financial advisor`s presentations and opinions regarding the fairness of the transaction. We also note that the board of directors adopted the special committee`s analysis and recommendation. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No.
34-17719 (April 13, 1981). Please revise to clarify whether the special committee adopted the financial advisor`s analysis and opinion. Also, clarify whether MergerCo adopted Mr. Neubauer`s analysis and opinion (page 34).
16. Refer to our comment in the Summary Term Sheet section.
Please
address how any filing person relying on the Credit Suisse opinion was able to reach the fairness determination as to unaffiliated security holders given that the Credit Suisse fairness opinion addressed fairness with respect to security holders other than the MergerCo and its affiliates and the stockholders who invest in MergerCo or its affiliates, rather than all security holders unaffiliated with the company.

Opinion of Credit Suisse Securities (USA) LLC, page 26
17. Please quantify the fee payable to Credit Suisse rather than state you will pay a "customary fee."
18. Please tell us, with a view toward disclosure, why you have not described the Premium Paid Analysis included on page 27 of the financial advisor`s presentation to your board on August 7, 2006.
19. Please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the values disclosed. For example, disclose (i) the company`s projected results that were used in conducting the Discounted Cash Flow Analysis, (ii) the equity values, enterprise values, EBITDA and other information for each comparable company that is the basis for the multiples disclosed on page 31 with respect to the Selected Companies Analysis, and (iii) the transaction date and data from each transaction that resulted in the multiples disclosed on page 32 with respect to the Selected Precedent Transaction Analysis.
20. Refer to the Discounted Cash Flow Analysis. Please explain how
Credit Suisse determined that discount rates of 8.5%-10.5% and 9.0%-
11.0% (for the apparel business) and EBITDA multiples of 7.x-9.5x were the most appropriate indicators of value. Disclose the industry averages. Also, explain why Credit Suisse applied separate discount rates in the third cash flow analysis but not in first two.
21. Refer to the Discounted Cash Flow Analysis. Please disclose the financial projections provided to Credit Suisse here or include a cross-reference to another location in your proxy statement where the projections are included. With respect to the projections disclosed on page 79, please include a reference to the more detailed projections included in the financial advisor`s presentation to your board on August 7, 2006, filed as an exhibit to your Schedule 13E-3.

Certain Effects of the Merger, page 35
22. Refer to your discussion regarding the effect of the merger on deferred stock units issued under the Stock Unit Retirement Plan, the
2001 Stock Unit Retirement Plan and the 2005 Stock Unit Retirement Plan. Please explain here and in the Summary Term Sheet when will holders of these units be paid.
23. Refer to the table on page 36. Please tell us how you plan to update this information if any other members of management become investors in the acquiror.

Interest of the Company`s Directors and Executive Officers in the Merger, page 41
24. Refer to the first table on page 47. Explain why Mr. Lafferty and Mr. Neubauer are excepted from the disclosure.

Material U.S. Federal Income Tax Consequences of the Merger, page
44
25. We note your disclosure that this section summarizes "certain" of the material federal income tax consequences of the merger.
Please
ensure that you discuss all such material consequences.
26. While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.





Historical Selected Financial Information, page 76
27. The pro forma data set forth in paragraphs (b) and (c)(6) of Item
1010 of Regulation M-A is also required. Please provide it or tell us your basis for not doing so.

Where You Can Find More Information, page 70
28. Refer to the paragraph preceding the table in this section. Note that Schedule 14A does not specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the filing persons (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:
* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
Bart J. Colli, Esq.
Aramark Corporation
October 2, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE